STRATUM HOLDINGS, INC.
Three Riverway, Suite 1590
Houston, Texas 77056
(713) 479-7050
Fax (713) 479-7080

March 5, 2010

Mr. Eric McPhee
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Stratum Holdings, Inc.
Form 10-K for the Year Ended December 31, 2008
Form 10-Q for the Period Ended March 31, 2009
File No. 0-51229

Dear Mr. McPhee:

On behalf of Stratum Holdings, Inc. (the “Company”), this letter sets forth the Company’s response to the comments of the staff of the Securities and Exchange Commission (the “Commission”) in its comment letter dated February 4, 2010 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 and its Quarterly Report on Form 10-Q for the period ended March 31, 2009.

Response to Comment 1:
Exhibit 10.25 of our 2008 Form 10-K is the Securities Purchase Agreement incorporated by reference from Exhibit 10.1 of our Form 8-K filed on March 14, 2008.  Page iii of Exhibit 10.1 lists a number of underlying Exhibits and Schedules to the Securities Purchase Agreement.  Of those underlying Exhibits and Schedules, we included the following as separately filed Exhibits to our Form 8-K:

           Exhibit 10.2                      -           Escrow Agreement
           Exhibit 10.3                      -           Option Agreement
           Exhibit 10.4                      -           Transition Services Agreement

Our legal counsel, Haynes & Boone, concluded that the remainder of the underlying Exhibits and Schedules listed on page iii of Exhibit 10.1 were not material to be filed as separate Exhibits to our Form 8-K.

Exhibit 10.32 of our 2008 Form 10-K is the Second Amended and Restated Credit Agreement incorporated by reference from Exhibit 10.2 of our Form 10-Q filed on August 13, 2008.  We included the following underlying Exhibits and Schedules to this Credit Agreement as separately filed Exhibits to our Form 10-Q.

           Exhibit 10.3                      -           Guaranty Agreement
           Exhibit 10.4                      -           Promissory Note
           Exhibit 10.5                      -           Security Agreement

Our legal counsel, Haynes & Boone, concluded that the remainder of the underlying Exhibits and Schedules of the Credit Agreement were not material to be filed as separate Exhibits to our Form 10-Q.

Response to Comment 2:
We acknowledge your comment that the asset impairment guidance in ASC 360-10-15 would not apply to companies following the full cost method of accounting under Rule 4.10 of Regulation S-X, therefore, the 2007 impairment adjustment should not have been booked.  Accordingly, we will restate our 2008 financial statements in our 2009 Form 10-K to reflect the impact of reversing the 2007 impairment adjustment and booking additional depreciation, depletion and amortization (“DD&A”) expense for the first three quarters of 2008 and a ceiling test adjustment as of December 31, 2008.

Response to Comment 3:
In performing the calculations for the restatement noted in the response to Comment 2 above, we determined that the combined impact of booking additional DD&A expense for the first three quarters of 2008 and a ceiling test adjustment as of December 31, 2008 fully offset the reversal of the 2007 impairment adjustment.  As a result, the net effect on our DD&A expense for the first three quarters of 2009 was immaterial and we do not expect to amend any of our previously filed Form 10-Q’s for those periods.  We should point out, however, that our restated financial statements for the year ended December 31, 2008, as well as our yet to be filed financial statements for the year ended December 31, 2009, are currently under audit by our independent registered public accounting firm, Malone & Bailey, LLP.

*****

If you have any questions, please call me in the Houston office at (713) 479-7050, or contact me by fax at (713) 479-7080 (new fax number).

Sincerely,

/s/ D. Hughes Watler, Jr.
     D. Hughes Watler, Jr.
     Chief Financial Officer